VF 5-8-03

** A+ 5/2/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.....	12.00





03054174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2002 (MM/DD/YY) AND ENDING February 28, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Finn & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Dixie Terminal Building, 49 East Fourth Street
(No. and Street)

Cincinnati (City) | Ohio (State) | 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Finn III | (513) 579-0066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 09 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) | Westlake (City) | Ohio (State) | 44145 (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 29 2003 WASH. D.C. 180 SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 54

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Finn III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Finn & Company, Inc., as of February 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



Signature

President

Title

MARIJANE TEEPEN
Notary Public, State of Ohio
My Commission Expires Oct. 18, 2005



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ **Report on Internal Control required by SEC Rule 17a-5.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Finn & Company, Inc.

Statement of Financial Condition

February 28, 2003

With Independent Auditors' Report Thereon

John Finn & Company, Inc.

Statement of Financial Condition

February 28, 2003

CONTENTS

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition .... 3 - 5


M&A

McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
John Finn & Company, Inc.

We have audited the accompanying statement of financial condition of John Finn & Company, Inc. as of February 28, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of John Finn & Company, Inc. as of February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
March 18, 2003

John Finn & Company, Inc.

Statement of Financial Condition

February 28, 2003

Assets	
Cash ($75,000 restricted)	$ 132,506
Commissions receivable	27,560
Other receivables	1,817
Securities owned, at market value	947,396
Premises and equipment, at cost:	
Furniture and equipment	80,185
Leasehold improvements	23,258
	103,443
Less accumulated depreciation and amortization	(98,464)
Net premises and equipment	4,979
Loans to officers	36,958
Deferred federal income tax	2,100
Total Assets	$1,153,316

Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 14,010
Deferred federal income tax	3,900
Total Liabilities	$ 17,910
Stockholders' equity	
Common stock, without par value:	
Class A (voting)-Authorized 500 shares; issued and outstanding 100 shares, at stated value of $50 per share	5,000
Class B (non-voting)-Authorized 5 shares; issued and outstanding 5 shares, at stated value of $50 per share	250
Additional paid-in capital	14,169
Retained earnings	1,115,987
Total Stockholders' Equity	1,135,406
Total Liabilities & Stockholders' Equity	$1,153,316

The accompanying notes are an integral part of these financial statements.

John Finn & Company, Inc.

Notes to Financial Statements

February 28, 2003

Note 1 - General Information and Significant Accounting Policies

The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Accordingly, the Company follows the industry accounting practice of recording marketable securities owned at market value in the statement of financial condition with related changes reflected in results of operations for the year.

All customers' transactions are forwarded to clearing brokers or dealers on a fully disclosed basis. Commission revenue and expense are recorded on a settlement-date basis, which does not differ materially than if recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Cash includes Certificates of Deposit and a restricted cash deposit.

Commissions receivable are reported at the amount management expects to collect. Management closely monitors outstanding balances and periodically writes off balances determined to be uncollectible.

Premises and equipment are stated at cost. Depreciation and amortization of premises and equipment is provided using the straight-line method over the estimated useful lives of the respective assets.

Statement of Financial Accounting standards No. 107, *Disclosures About Fair Value of Financial Instruments* (Statement No. 107), defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's marketable securities are stated at market value as determined from published price quotations of the underlying securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The

John Finn & Company, Inc.

Notes to Financial Statements (Cont'd)

February 28, 2003

Note 1 - General Information and Significant Accounting Policies (Cont'd)

differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized gains and losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Note 2 – Securities Owned

Securities are reported at market value except for nonallowable NASDAQ warrants which are reported at cost of $85,100.

	Cost	Market	Unrealized Loss
Securities owned	$921,730	$947,396	$25,666

Unrealized gains or losses are included in current income or loss.

Note 3 - Federal Income Taxes

The provision for federal income tax consists of the following:

Current due	$ 5,171
Deferred:	
Unrealized gains and losses	(20,800)
Federal income tax provision (benefit)	$(15,629)

Note 4 - Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. As of February 28, 2003, the Company had a ratio of "aggregate indebtedness" to "net capital" of .014 to 1 with a net capital requirement of $250,000. The Company's net capital of $968,996 as of February 28, 2003 was $718,996 in excess of required net capital.

John Finn & Company, Inc.

Notes to Financial Statements (Cont'd)

February 28, 2003

Note 5 - Employee Benefit Plans

The Company sponsors a profit sharing plan for its employees. Contributions to the Plan by the Company are voluntary and are computed as a percentage of each eligible employee's earnings. The Company did not contribute to the Plan this year.

The Company offers a 401(k) plan to substantially all its employees. The Company does not match employee contributions.

Note 6 - Commitments

The Company leases office space for $5,000 - $5,492 per month until July 31, 2003, and quotation computer equipment for five years starting in July, 1999 for a minimum of $2,225 per month. Rent and utilities expense was $78,749 for the year.

Minimum lease payments for the next five years follows:

Year ending February 28,		
	2004	54,160
	2005	8,900
	2006	0
	2007	0
	2008	0

Note 7 - Loans to Officers

This is a demand note at 5.5% interest payable annually.

Note 8 - Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.